Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: Dezember 19, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release
Swisscom to increase stake in Swisscom Mobile to 100% and enter into long-term partnership with Vodafone
Swisscom is to buy back Vodafone’s 25% stake in Swisscom Mobile for a total price of CHF 4.25 billion. The purchase price is made up of an enterprise value of CHF 4.05 billion and net cash amounting to CHF 200 million. The move is aimed at enabling Swisscom to improve its position in terms of realising its convergence strategy while at the same time raising shareholder payouts. The successful partnership between Swisscom and Vodafone will continue unchanged, in the form of a long-term exclusivity agreement which will continue to provide benefits for Swisscom customers.
Swisscom will pay a total of CHF 4.25 billion in cash for Vodafone’s 25% stake in Swisscom Mobile. The purchase price comprises the proportionate share of the enterprise value of Swisscom Mobile to the tune of CHF 4.05 billion and the amount of CHF 200 million in respect of Vodafone’s share of the net cash at the time of the acquisition. The transaction will be fully debt financed and is expected to be completed on 20 December 2006.
Greater flexibility with convergence offerings will benefit customers
The successful partnership between Swisscom Mobile and Vodafone is to continue on the basis of a comprehensive, exclusive co-operation agreement and in line with the hitherto agreements with Vodafone. Swisscom will pay licence fees to Vodafone, at a similar level as those to date. The cooperation agreement will run for five years and contains an option allowing it to be extended by two-year periods. This means that Swisscom Mobile will continue to benefit from preferential purchase terms as well as access to the Vodafone product portfolio. As before, Swisscom will continue to offer products such as Vodafone live! and Vodafone World which provide attractive international calling rates.
The transaction will bring Swisscom customers several advantages: the current range of offerings will remain unchanged and the company will enjoy greater flexibility in terms of the structuring of its convergent offerings. Swisscom will offer one-shop shopping for products that allow convergence between fixed telephony, mobile telephony, Internet and television. This will enable the company to respond even better to customers’ all-round needs.
Immediate waiver of dividend payments to Vodafone

Swisscom AG
Group Media Relations 3050 Bern	Phone +41-31-342 91 93 Fax +41-31-342 07 30	www. swisscom.com media@swisscom.com

Press release
The repurchase of Vodafone’s shareholding in Swisscom Mobile makes sense both strategically and financially. Since under the terms of the agreement Vodafone will no longer receive a dividend payment for 2006, Swisscom expects to increase net income and equity free cash flow annually from 2007 by around CHF 180 million net, after deduction of financing costs. The financing of the buyback using debt funding will also create a more balanced capital structure.
Vodafone acquired the 25% holding in Swisscom Mobile in March 2001 for CHF 4.5 billion. In November of this year Swisscom initiated negotiations with Vodafone to buy back the 25% stake. The Federal Council had agreed beforehand that the purchase price would not be taken into account in the net-debt limit stipulated in its strategic goals for Swisscom. Following completion of the transaction, Swisscom’s net-debt limit will remain unchanged at one and half times EBITDA, thus ensuring a high level of strategic flexibility also in the future.
Swisscom’s payout policy will remain unchanged. No amortisation of borrowings in connection with the transaction is envisaged. For 2007, Swisscom expects to post EBITDA of CHF 3.9 billion, with Swisscom Mobile accounting for CHF 1.8 billion.
Berne, 19 December 2006

Swisscom AG
Group Media Relations 3050 Bern	Phone +41-31-342 91 93 Fax +41-31-342 07 30	www. swisscom.com media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: Dezember 19, 2006	by:
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law